[redacted]

11019609

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH. D.C.
189

SEC... ...ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive Suite 300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Malo 312-924-4724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Christopher Malo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Trading, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public Feb. 16, 2011

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013
OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 11

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

Independent Auditor's Report

To the Member
Sun Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Sun Trading, LLC as of December 31, 2010 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sun Trading, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

Sun Trading, LLC

Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 16,002,145
Certificates of deposit	404,182
Securities owned, pledged	500,065,709
Receivable from brokers and clearing organizations	382,090,109
Exchange memberships, at cost (fair value of $2,100,000)	2,649,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $460,489	1,318,403
Receivable from affiliates	4,654,002
Other assets	1,995,435
Total assets	$ 909,179,485

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 794,940,020
Accounts payable, accrued expenses and other liabilities	9,955,065
Deferred rent	1,033,803
Total liabilities	805,928,888
Member's equity	103,250,597
Total liabilities and member's equity	$ 909,179,485

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated, and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The primary business of the Company is to trade as principal and market maker in U.S. securities, over-the-counter (OTC) foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on New York Stock Exchange (NYSE) Arca.

Pursuant to the Company operating agreement effective April 25, 2003, as amended and restated, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the earliest to occur of December 31, 2041 or the occurrence of some other event specified under LLC Law as effecting such dissolution.

Significant accounting policies are as follows:

On January 4, 2010, the Company entered into a contribution agreement and assignment to contribute substantially all its technology operations, assets and liabilities to a new entity, Sun Trading Solutions, LLC. The net value of the assets transferred was $9,225,026.

Cash equivalents: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade date basis. These financial instruments are carried at fair value with the resulting unrealized gains and losses reflected in trading revenues, net on the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income.

The Company follows FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose on a combined basis the gains and losses related to all derivative and non-derivative (or cash) instruments classified as trading instruments disaggregated by the type of underlying risk. Trading instruments include exchange traded futures, equity securities, equity options, exchange traded funds and OTC foreign exchange contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are disaggregated by type of underlying risk on the statement of income.

Interest income and expense is recognized on the accrual basis. Dividend income and payments in lieu of dividends from equity securities sold, not yet purchased are recorded on the ex-dividend date.

Rebates are recognized on the accrual basis and included in trading gains and losses, net.

The Company obtains financing from securities clearing brokers and global center banks from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Exchange memberships: Exchange memberships held for operating purposes are carried at cost, or if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value has occurred in 2010.

Furniture, equipment and leasehold improvements: Furniture is being amortized over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

FASB guidance on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management has determined that there are no material uncertain income tax positions through December 31, 2010.

The Company is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2007.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition. Income and expense items denominated in foreign currencies are translated at the rates in effect at the end of each period. Gains and losses resulting from foreign currency transactions are included in trading gains and losses, net.

Recent accounting pronouncements: In January 2010, FASB issued an amendment *Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements* which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and has been adopted for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010 and has not yet been adopted. Management is currently evaluating the impact of the guidance related to the above on its disclosures.

Note 2. Receivable from Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2010 consist of:

Cash	$381,637,829
Dividend and interest accrued, net	72,512
Futures contracts, open trade equity	776,970
Accrued payables	(397,202)
	$382,090,109

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements.

The Company clears and settles its transactions through securities clearing brokers and global center banks and maintains credit agreements to facilitate trading in securities and OTC foreign exchange contracts. At December 31, 2010, the Company has a $1,375,000,000 credit facility pursuant to a credit line agreement, with interest at negotiated rates that change, from time to time, based on market conditions. During the utilization of the line, the Company must keep a minimum balance, as defined, of $25,000,000. As of December 31, 2010, outstanding borrowings on this facility approximated $686,000,000.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Note 3. Fair Value Measurements (Continued)

Equity securities, equity options, exchange traded funds, and futures and that trade in active markets are valued using quoted market prices, broker or dealer quotations and are classified as Level 1.

In addition, substantially all of the Company's other assets and liabilities, except exchange memberships, are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2010:

	Level 1	Total
Assets		
Securities owned		
Equity securities	$ 316,126,346	$ 316,126,346
Equity options	28,425,418	28,425,418
Exchange traded funds	155,513,945	155,513,945
	500,065,709	500,065,709
Receivable from brokers		
Futures contracts	776,970	776,970
Total assets	$ 500,842,679	$ 500,842,679
Liabilities		
Securities sold short, not yet purchased		
Equity securities	$ 293,685,032	$ 293,685,032
Equity options	27,370,481	27,370,481
Exchange traded funds	473,884,507	473,884,507
Total liabilities	$ 794,940,020	$ 794,940,020

At December 31, 2010, the Company had no assets or liabilities that fall within Level 2 or Level 3.

Note 4. Derivative Financial Instruments

FASB guidance to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows follows.

The Company's derivative activities are the trading of exchange traded futures and OTC foreign exchange contracts. As a market maker and liquidity provider in various markets the Company employs arbitrage trading strategies between exchange traded futures, securities, exchange traded equity options and OTC foreign exchange contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Footnote 10 describes the risks associated with trading derivative contracts.

At December 31, 2010, the Company's derivative activities had the following impact on the Statement of Financial Condition:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Receivable from brokers and clearing organizations:				
Futures	Equity price	$ 759,500	$ -	$ 759,500
Futures	Other	17,470	-	17,470
				776,970
Securities owned:				
Options	Equity price	$ 28,425,418	$ (27,370,481)	1,054,937
				$ 1,831,907

Note 5. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2010 consist of:

Compensation and benefits payable	$ 5,125,156
Other	4,829,909
	$ 9,955,065

Note 6. Related-Party Transactions

At December 31, 2010, receivable from affiliates consist of:

Sun Holdings, LLC	$ 222,911
Sun Trading International Ltd.	589,020
Sun Trading Solutions, LLC	3,842,071
	$ 4,654,002

The receivable of $222,911 from Sun Holdings, LLC is related to payroll fees paid on behalf of Sun Holdings, LLC.

The Company has an affiliate based in the United Kingdom, Sun Trading International Ltd. ("STI"). The receivable of $589,019 is a net of the following transactions. The Company has entered into Secondment agreements with various employees to facilitate company trading activity through STI. STI reimburses the Company for certain salary expenses paid for by the Company associated with these employees. At December 31, 2010, the Company had a receivable from STI of $440,248 for these salaries. The Company has also entered into a Services Agreement with STI and compensates STI for trading activities less the recharge for management fees. At December 31, 2010, the Company had a net receivable from STI of $148,772 for these services.

The Company has an affiliate based in the United States, Sun Trading Solutions, LLC ("STS"). The Company has also entered into a Services Agreement dated January 1, 2010 and amended December 31, 2010, with STS and compensates STS for use of computer equipment trading platforms and IT related services based on trading activities. Further, STS reimburses the Company for certain salary expenses paid for by the Company. At December 31, 2010, the Company had a net receivable from STS of $3,842,071 for these services.

Note 7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2010 consist of:

Furniture	$ 43,375
Leasehold improvements	1,735,518
Accumulated depreciation	(460,490)
	$ 1,318,403

Previously, the Company held Computer equipment and Computer software at a cost of $16,907,596 and $27,216, respectively. These assets including accumulated depreciation of $7,709,786 have been assigned to Sun Trading Solutions, LLC effective January 4, 2010.

Note 8. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements that expire at various dates to June 2020. The Company has the option to terminate the lease effective December 31, 2014, by delivering to the landlord no later than December 31, 2013 written notice and a termination payment of $996,258.

Previously, the Company leased computer equipment under non-cancelable lease agreements that expire at various dates to December 2011. These lease commitments have been assigned to Sun Trading Solutions, LLC effective January 4, 2010.

Note 8. Commitments and Contingencies (Continued

At December 31, 2010, the aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Years ending December 31:	
2011	$ 437,705
2012	449,762
2013	462,179
2014	474,963
2015	488,128
Thereafter	2,368,342
	$ 4,681,079

The Company has provided to the landlord a letter of credit in the amount of $400,000 which has been collateralized by a certificate of deposit in the amount of $404,182.

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Derivatives Activities and Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures, equity options and other financial instruments with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the Statement of Financial Condition.

Note 10. Derivatives and Activities and Off-Balance-Sheet Risk (Continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and equity options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Simple IRA

The Company maintains a Simple IRA Plan allowing its employees to defer a portion of their compensation. The plan was implemented in 2006 under IRS Notification 560 for Simple IRA Plans. For 2010, the Company matched 3 percent of the employee's total compensation, up to the IRS compensation limit, or their own deferral, whichever was less. It was determined during an internal review of the plan, that prior to 2010 the Company defined total compensation as base salary only and did not include other forms of compensation, such as bonus. The Company has determined that an additional $1,480,000 for the period 2006-2010 in total needs to be contributed to the participating employees which is included in the 2010 Employee compensation and related benefit costs. The Company is following the IRS guidelines for the "voluntary correction program" to remedy the plan.

Note 12. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2010, the Company had net capital and net capital requirements of $54,746,723 and $1,000,000, respectively. The net capital rules may effectively restrict the withdrawal of member's equity.

Note 13. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

Subsequent to year end, the Company went through a reorganization and withdrew from their options market making activities.